FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of July, 2006
                             12 July, 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing BSKYB wins mobile rights released on 12 July, 2006


12 July 2006

Press release

                 BSkyb Wins Mobile Rights To FA Premier League

  Partnership with news group will bring new mobile content to widest audience


BSkyB has been awarded the mobile audio-visual rights to Barclays Premiership football in a three-year deal starting August 2007. The bid was made in partnership with News Group Newspapers, publishers of The Sun and News of the World, who will jointly market and promote the new services.

BSkyB will now be able to offer mobile phone users action from all 380 Barclays Premiership matches played in each of the 2007-08, 2008-09 and 2009-2010 seasons. As well as highlights of every game, this service will include the chance to see clips of goals and key moments while certain games are in progress. Full details of the new service will be announced at a later date.

Stephen Nuttall, Director of Business Development at BSkyB said: "Sky has now secured TV, online and mobile rights to the Premiership and can promise the widest range of services and the most flexible ways of viewing across multiple platforms. With these new rights, Sky can offer Premiership football on the move. Fans can look forward to using their mobile to keep up to date with all the Premiership action."

Sky Sports already supplies text and video content to all mobile networks in the UK & Ireland. Services include updates from Sky Sports News and post-match interviews with Premiership football managers. Sky Sports News is available live as part of the Sky Mobile TV package and Sky Sports streamed live coverage of the 2006 Coca-Cola League Play-Offs.

In May BSkyB was awarded the live broadcast rights to four packages of live Premiership rights; a total of 92 live matches per season from the start of the 2007-08 campaign. Later that month BSkyB was awarded further Premiership rights; to four packages of live matches in the Republic of Ireland and near-live rights to 242 matches per season in the UK.


For further information:


Press:                 Robert Fraser     Tel: 0207 705 3036   robert.fraser@bskyb.com
                       Chris Haynes      Tel: 0207 705 3905   chris.haynes@bsyb.com

Analysts / investors:  Andrew Griffith   Tel: 0207 705 3118   andrew.griffith@bskyb.com
                       Robert Kingston   Tel: 0207 705 3726   robert.kingston@bskyb.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 12 July, 2006                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary